January 15, 2025

VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gordon and Ernest Greene

Re:	Funko, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K Furnished on November 7, 2024
File No. 001-38274
Dear Mr. Gordon and Mr. Greene:
Funko, Inc. (the “Company”) is pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 17, 2024. For ease of reference, the comment is repeated in italics below and followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 70
1.In regard to your presentation of non-GAAP financial measures, please address the following items.
•We note adjustment (4) related to Acquisition transaction costs and other expenses and adjustment (5) related to Certain severance, relocation and related costs. More fully disclose and discuss the specific nature and amounts of the types of costs included in each adjustment for the years ended December 31, 2023 and 2022 and the nine months ended September 30, 2024 and 2023. Please also explain to us how you determined that the adjustments related to each type of cost is appropriate based on the guidance in Question 100.01 of the SEC’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
•We note the adjustments related to (8) one-time cloud based computing arrangement abandonment, (9) one-time disposal costs for finished goods held at offshore factories, (10) one-time disposal costs for unfinished goods held at offshore factories, and (11) inventory write-down. It appears to us that these items represent normal operating expenses related to your business and should not be eliminated from non-GAAP financial measures. Please revise future disclosures to not exclude these adjustments from your Non-GAAP performance measures or explain why you believe these adjustments are appropriate. Refer to Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
RESPONSE
The Company respectfully acknowledges the Staff's comments and submits that the Company has considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (the “C&DIs”). As more fully described below, the Company believes that its non-GAAP adjustments are not normal, recurring, cash operating expenses necessary to operate its business and believes that the exclusion of the noted costs does not cause the presentation of the Company's non-GAAP measures to be misleading.

When adjusting for costs in determining the Company’s non-GAAP financial measures, the Company evaluates the nature and effect of the excluded costs and whether and how those costs correlate to the Company’s operations, revenue generating activities, business strategy, and industry. Based on this evaluation, the Company considers whether a cost could be viewed as a normal, recurring cost related to the Company’s core operations and the exclusion thus misleading. The below paragraphs provide additional background on the noted adjustments and explain how the adjustment for these costs is consistent with the guidance in Question 100.01 of the C&DIs.
With respect to the adjustments related to Acquisition transaction costs and other expenses, the expenses and charges related to transactions outside of the Company’s normal business operations, in particular the abandonment of potential new business initiatives that had not become operational, including, vinyl record manufacturing (the “Vinyl Record Manufacturing Initiative”) and a deposit towards a jewelry company acquisition (the “Jewelry Initiative”), the sale of certain assets of the Company’s board games business (the “Sale of Board Games”), the acquisition of Mondo Collectibles, LLC, the Capital Contribution (as defined below), the ACON Sale (as defined below) and the settlement of a previously-disclosed dispute arising out of a U.S. customs matter relating to the Company’s Loungefly, LLC subsidiary (the “Loungefly Matter”). The specific costs were as follows:
•For the year ended December 31, 2023, primarily included (i) a lease termination charge of $5.0 million that related to the Vinyl Record Manufacturing Initiative, (ii) expenses related to assets held for sale of $6.8 million (including fair market value adjustments of $6.5 million) in connection with the Vinyl Record Manufacturing Initiative and the Sale of Board Games, (iii) related charges of termination of service contracts, architecture and design fees directly tied to the Vinyl Record Manufacturing Initiative lease termination of $1.6 million, and (iv) purchase agreement termination charge of $1.0 million related to the Jewelry Initiative, partially offset by acquisition-related benefits of $975,000 related to a working capital adjustment under the Mondo Collectibles, LLC acquisition. Each of the foregoing was an unusual, special cost that is not part of the Company’s ordinary operations. The Company does not regularly pursue acquisitions or dispositions as part of its strategy and therefore considers acquisition costs and assets held for sale to be unusual and not reflective of ordinary business operations. Within the most recent five-year period, the Company has completed the acquisition of Mondo Collectibles, LLC, MessageMe, Inc. (d/b/a HipDot) and acquired a majority interest in and subsequently acquired the remaining membership interest in Tokenwave, LLC. The Sale of Board Games was the first disposition in Company history.
•For the year ended December 31, 2022, primarily included investment banking and due diligence fees related to (i) the acquisition of Mondo Collectibles, LLC of $181,000 and (ii) the Capital Contribution and ACON Sale (each as defined below) of $2.4 million. As noted above, the Company does not regularly pursue acquisitions or dispositions as part of its strategy and therefore considers acquisition costs associated with the Mondo Collectibles, LLC acquisition to be unusual and not reflective of ordinary business operations. As used herein, “Capital Contribution” refers to the Company’s purchase of 4,251,701 newly issued common units of our subsidiary, Funko Acquisition Holdings, L.L.C. (“FAH, LLC”) in exchange for a capital contribution of approximately $74.0 million, as further described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and “ACON Sale” refers to the sale of equity in the Company and FAH, LLC by ACON Funko Investors, L.L.C and certain of its affiliates to TCG 3.0 Fuji, LP, as further described in the 2022 10-K. The Capital Contribution and the ACON Sale were each a one-time transaction unrelated to the Company’s ordinary operations.
•For the nine months ended September 30, 2024, primarily included a net one-time legal settlement gain of $1.4 million related to the Loungefly Matter and costs of $2.0 million related to contract settlement agreements and related services for assets held for sale (including fair market value adjustments of $109,000) for the Vinyl Record Manufacturing Initiative and the Sale of Board Games. Legal settlements vary significantly in their nature, size and frequency and the Company believes the associated costs are not normal operating expenses. As noted above, the Company does not regularly dispose of assets as part of its strategy and therefore considers costs associated with assets held for sale to be unusual and not reflective of ordinary business operations.

•For the nine months ended September 30, 2023, primarily included a lease termination charge of $5.0 million that related to the Vinyl Records Manufacturing Initiative, and related charges of termination of service contracts, architecture and design fees directly tied to the Vinyl Records Manufacturing Initiative lease termination of $1.2 million, a purchase agreement termination charge of $1.0 million related to the Jewelry Initiative, partially offset by acquisition-related benefits of $975,000 related to a working capital adjustment under the Mondo Collectibles, LLC purchase agreement. See the first bullet above for an explanation of the Company’s analysis with respect to these adjustments.

With respect to the adjustments related to Certain severance, relocation and related costs, the expenses and charges also relate to events outside of normal business operations, namely reductions-in-force that occurred in March and July 2023, certain executive management departures, and two related, extraordinary warehouse events: the consolidation of our Washington-based warehouses and the opening of a new warehouse and distribution facility in Buckeye, Arizona (together, the “Warehouse Relocation”). The specific costs were as follows:
•For the year ended December 31, 2023, primarily included severance expenses of $5.2 million related to the reductions-in-force in March and July 2023, $879,000 of severance and benefit costs related to certain executive management departures and $382,000 related to the removal of leasehold improvements and the return of warehouses as part of the Warehouse Relocation. The Company does not consider reductions-in-force, these executive management departures or the charges related to the Warehouse Relocation to be part of its ordinary course operations.
•For the year ended December 31, 2022, primarily included severance, relocation and related benefits expenses of $1.7 million, $1.4 million of severance and benefit costs related to certain executive management departures and warehouse equipment and inventory moving costs of $5.6 million related to the Warehouse Relocation. See prior bullet for analysis.
•For the nine months ended September 30, 2024, primarily included $1.9 million of severance and benefit costs related to certain executive management departures. The Company does not consider these executive management departures to be ordinary course.
•For the nine months ended September 30, 2023, primarily included warehouse equipment and inventory moving costs of $376,000 related to the Warehouse Relocation. It also included $5.4 million of charges related to severance and benefit costs for reductions-in-force in March and July 2023. See the first bullet above for the Company’s analysis of these adjustments.
In future periods, the Company will more fully describe the nature of the foregoing adjustments.
The adjustment related to one-time cloud-based computing arrangement abandonment represented capitalized costs related to an enterprise resource planning software solution to replace the Company’s multiple global applications that was developed but ultimately abandoned prior to implementation. The development and software costs were deemed to be not transferrable and specific to this single project that was unfit for the Company’s business needs. The Company believes this adjustment is appropriate as this initiative was unique and not reflective of the Company’s ordinary operations.
With respect to one-time disposal costs for finished and unfinished goods held at offshore factories and inventory write-down, these charges resulted from an accumulation of various factors, including shipping delays coming out of the COVID-19 pandemic and certain customer order cancelations, the Warehouse Relocation, and the Company’s transition of IT systems, that resulted in excess inventory in the latter part of fiscal year 2022. This excess inventory was primarily related to the foregoing reasons and the related charges were not a result of the Company’s normal course inventory management. In order for the Company’s U.S. warehouse to efficiently receive, process and distribute inventory to meet future customer demand, an inventory write-down and disposal of goods held at offshore factories was deemed necessary. While the Company disposes of certain inventory in the normal course as part of its ordinary operations, it is not normal Company practice to hold a significant amount of excess inventory as a result of a warehouse transition or issues relating to IT systems, and the Company therefore considered these all to be appropriate adjustments to its non-GAAP financial measures.

As noted above, the Company considers each of these adjustments to be related to unusual transactions or circumstances not reflective of the Company’s ordinary business operations and therefore appropriate adjustments consistent with Question 100.01 of the C&DIs. In future disclosures, the Company will continue to evaluate non-GAAP financial measures considering the Commission’s rules and the C&DIs.

Form 8-K Filed November 7, 2024
Use of Non-GAAP Financial Measures
2.We note your disclosure that your senior secured credit facilities use adjusted EBITDA to measure your compliance with covenants, such as senior leverage ratio. Please clarify whether you are using adjusted EBITDA as both a performance and liquidity measure. If so, please enhance your disclosure to also reconcile adjusted EBITDA to the most directly comparable GAAP liquidity measure, cash provided by operating activities, and separately discuss the limitations of your non-GAAP measures as both performance and liquidity measures.
RESPONSE
The Company uses adjusted EBITDA internally for evaluating its operating performance, for planning purposes, including the preparation of its annual operating budget and financial projections, to assess incentive compensation for its employees, and to evaluate its capacity to expand its business. A similarly named measure is utilized in its senior secured credit facilities to calculate compliance with the financial covenants. However, adjusted EBITDA under the Company’s senior secured credit facilities is not calculated in the same manner as presented in its filings with the Commission and, accordingly, the Company will remove the following statement from future filings: “In addition, our senior secured credit facilities use adjusted EBITDA to measure our compliance with covenants, such as senior leverage ratio.” The Company does not consider adjusted EBITDA as presented in its filings with the Commission to be a liquidity measure.
Please do not hesitate to telephone the undersigned at (425) 783-3616, ext. 267, if you have any questions regarding this response letter.

Very truly yours,

\s\ Yves Le Pendeven
Yves Le Pendeven
Chief Financial Officer